SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English language summary of letter to the Argentine National Securities Commission dated January 19, 2010 regarding Appeal of Resolution of the Antitrust Commission N° 1/2010 and Resolution ICD N°3/2010. Request for Precautionary Measure

FOR IMMEDIATE RELEASE

January 19, 2010

Securities and Exchange Commission

Dear Sirs,

RE: Appeal of Resolution of the Antitrust Commission N° 1/2010 and Resolution ICD N°3/2010. Request for Precautionary Measure

I am writing to you as Chairman of the Board of Directors of Nortel Inversora S.A. (the “Company”), to inform you that on January 13, 2010 the Company filed an appeal against Resolution N° 1/2010 of the Comisión Nacional de Defensa de la Competencia (the “Argentine Antitrust Commission”) (“Resolution N° 1”), its Exhibit I and against Resolution N° 3/2010 of the Secretary of Internal Commerce Department (“Resolution N° 3”).

The Company also submitted a request to the National Court of Appeals for Federal Civil and Commercial Matters for the issuance of a precautionary measure suspending the effects of Resolution N° 1 and Resolution N° 3.

Said appeal and request for precautionary measure are based on the protection of the Company’s and Telecom Argentina’s rights inherent in their licenses, minority shareholders and clients.

Sincerely,

Franco Livini

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: January 19, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager